

April 21, 2011

Mr. Michael M. Larsen
Vice President and Chief Financial Officer
Gardner Denver, Inc.
1500 Liberty Ridge Drive, Suite 3000
Wayne, Pennsylvania 19087

> **Re: Gardner Denver, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-13215**
> **Filed February 28, 2011**

Dear Mr. Larsen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief